Mail Stop 6010

January 23, 2008

Juliet Singh, Ph.D
Chief Executive Officer
Transdel Pharmaceuticals, Inc.
4225 Executive Square
Suite 460
La Jolla, CA 92037

> **Re: Transdel Pharmaceuticals, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed January 22, 2008**
> **File No. 333-147930**

Dear Ms. Singh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have submitted a confidential treatment request. Please note that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Selling Stockholders, page 27

2.   We note footnote 36 to the Selling Stockholders table indicates that Granite
        Financial Group, LLC "may be" deemed an underwriter. Please revise this
        footnote to state that Granite Financial Group, LLC is an underwriter.
        Additionally, revise the Plan of Distribution section on page 35 such that it
        identifies Granite Financial Group, LLC as a broker-dealer and an underwriter.

                              *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with
any questions.

                                                Sincerely,

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes and Boone, LLP
        153 East 53rd Street, Suite 4900
        New York, New York 10022